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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2018 (MM/DD/YY) AND ENDING April 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oak Tree Securities Inc

4049 1st Street, Suite 129

(No. and Street)

OFFICIAL USE ONLY
FIRM ID NO.

Livermore	CA	945514
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Durden **925-245-0570**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Cropper Accountancy Corporation

(Name – *if individual, state, last, first, middle name*)

2700 Ygnatio Valley Rd, Ste 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Godinez, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of Oak Tree Securities Inc, as of April 30, 2018, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO/CCO

Title

Subscribed and sworn to before me
this ____ day of _________ 2016

Notary Public See attached jurat

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment *of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_______________________________ _______________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Alameda

Subscribed and sworn to (or affirmed) before me on this 24 day of June, 2019, by
Date *Month* *Year*
(1) David Godinez
(and (2) ________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DEBRA ROSE
COMM. # 2223444
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. DEC. 26, 2021

Signature Debra Rose
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ________ **Document Date:** ________

Number of Pages: ____ **Signer(s) Other Than Named Above:** ________

OAK TREE SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

APRIL 30, 2019

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Oak Tree Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oak Tree Securities, Inc. (the "Company") as of April 30, 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Other Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2006
Walnut Creek, California
June 27, 2019

TABLE OF CONTENTS

OAK TREE SECURITIES, INC.
Statement of Financial Condition
April 30, 2019

ASSETS

Cash in bank	$ 304,892
Deposits with clearing broker	17,386
Total cash	322,278
Investments	23,625
Investments in National Due Diligence Alliance	8,571
Commissions receivable	99,937
Rep receivables	14,504
Prepaid expenses	5,715
Total assets	$ 474,630

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 75,810
Commissions payable	78,357
Deferred income	34,526
Current income tax liabilities	47,864
Total liabilities	236,557

SHAREHOLDERS' EQUITY

Shareholders' equity:	
Common stock:	
Class A 100,000 shares authorized, 1,000 shares issued	100
Class B, 100,000 shares authorized, 240 shares issued	3,750
Paid-in capital	26,862
Retained earnings	207,361
Total shareholders' equity	238,073
Total liabilities and shareholders' equity	$ 474,630

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Income
For the Year Ended April 30, 2019

Revenue	
Fees and commissions earned	$ 2,031,659
Investment income	(41)
Other income	536
Total revenues	2,032,154
Commission and brokerage expense	1,761,712
Gross profit	270,442
Expenses	
Clearing charges	44,144
Insurance	11,498
Telephone and communication, net of reimbursements	2,784
Regulatory fees, net of reimbursements	3,627
Professional fees	95,654
Office expense	4,786
Outside services	9,382
Due diligence	3,826
Meals and seminars	826
Total expenses	176,527
Income before taxes	$ 93,915
Federal and State taxes	$ 49,150
Net income	$ 44,765

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended April 30, 2019

	Common Stock Class A	Common Stock Class B	Paid-in Capital	Retained Earnings	Total
Balance - April 30, 2018	$ 100	$ 3,750	$ 26,862	$ 234,596	$ 265,308
Dividends paid	-	-	-	(72,000)	(72,000)
Net income	-	-	-	44,765	44,765
Balance - April 30, 2019	$ 100	$ 3,750	$ 26,862	$ 207,361	$ 238,073

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2019

Cash flows from operating activities:	
Net income	$ 44,765
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Gain in fair market value of investments	(719)
Changes in operating assets and liabilities:	
Increase in deposits with clearing broker	(72)
Increase in commissions receivable	(40,898)
Increase in representative receivables	(11,110)
Decrease in deferred tax benefit	930
Increase in prepaid expenses	(4,742)
Increase in commissions and accounts payable	73,376
Increase in commissions and accounts payable	29,236
Increase in deferred revenue	34,526
Increase in income taxes payable	34,504
Net cash provided by operating activities	159,796
Cash flows from financing activities:	
Dividends Paid	(72,000)
Net cash used in financing activities	(72,000)
Net increase in cash	87,796
Cash at beginning of year	217,096
Cash at end of year	$ 304,892
Supplemental disclosure:	
Income taxes paid, including estimate payments	$ 14,168

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Oak Tree Securities, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests. Certain operating expenses are partially reimbursed by commissioned representatives, such as regulatory fees, insurance and telephone and communication expense.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Revenue recognition

A new accounting pronouncement, ASC 606 (Revenue Recognition) was adopted during the year. The new pronouncement provides a comprehensive industry neutral revenue recognition model to increase financial statement comparability across companies and industry. The new pronouncement had no impact on current operations.

Revenue received in the amount of $34,526 in the current fiscal period for a conference happening in the following period is held as a deferred revenue item to be recorded at the time of the conference.

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

1. General Information and Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

U.S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirely.

The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.
>
> Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 5, Investment in National Due Diligence Alliance, for additional information.

Income taxes

When appropriate, deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and the reported amounts in the financial statements brought about because the Company files income tax returns on the cash basis.

Depreciation of fixed assets

Furniture and equipment costing $13,683 was depreciated on a straight-line basis over five years and was fully depreciated at April 30, 2019. There was no depreciation recorded for the year ended April 30, 2019.

2. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.97 to 1 at April 30, 2019. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At April 30, 2019, the Company had net capital as defined of $208,350, which exceeded the minimum requirement of $13,469. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Wedbush Morgan, is holding $17,386 as a deposit for unpaid security transactions.

5. Investment in National Due Diligence Alliance

On December 17, 2013, the Company purchased a one seventh (1/7) interest in the National Due Diligence Alliance, a Non-Profit Organization, ("the Alliance") at a cost of $8,571. The cost was based on the book value of assets held by the organization. The intent of management is to hold this investment until the termination of the Alliance. This investment is difficult to value and falls within the Level 3 category for Fair Value Measurements, as discussed in Note 1.

6. Related Party

The Company has a one-year related party commitment of $5,500 per month, which was renewed on January 1, 2019, for management services.

7. Income Taxes

The Company reports its income on the cash method of accounting for income tax purposes and uses the accrual method of accounting for financial statements. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company representatives, which are not reported for tax purposes until the cash is received or paid. These differences create "timing" differences between taxable income and financial statement income.

7. Income Taxes (Continued)

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2015.

The following is the computation of income tax expense:

Income Tax Expense	California	Federal	Total
Net income before income taxes	$ 93,915	$ 93,915	
Less prior year California Franchise Tax	-	(5,521)	
Deductions not allowable:			
Non-deductible portion- meals & entertainment	413	413	
Deferred tax items:			
Decrease in accounts receivable	(52,007)	(52,007)	
Decrease in prepaid expenses	(4,749)	(4,749)	
Increase in accounts payable	62,991	62,991	
Increase in commissions payable	29,236	29,236	
Increase in deferred income	34,526	34,526	
Unrealized loss on investments	(41)	(41)	
Taxable income	$ 164,291	$ 158,770	
Income tax thereon – current	$ 14,522	$ 33,342	$ 47,864
Deferred income tax provision	0	0	0
Total income tax expense, including deferred	$ 14,522	$ 33,342	$ 47,864

8. Common Stock

The Company has two classes of common stock. Class A shareholders (one) are entitled to vote for two directors and Class B shareholders (currently, 4) are entitled to vote for two directors.

9. Subsequent Events

Management has evaluated subsequent events through, the date of the Report of Independent Registered Public Accounting Firm.

SUPPLEMENTARY INFORMATION

OAK TREE SECURITIES, INC.
Notes to Financial Statements
April 30, 2019

SCHEDULE I

Computation of Net Capital Pursuant to Rule 15c3-1 April 30, 2019

Computation of Net Capital

Shareholders' Equity	$ 238,073
Assets not allowed for net capital purposes	
Non-Allowable Assets	
Receivables over 30 days	14,504
Investment	8,571
Prepaid assets	5,715
Total Non-Allowable Assets	28,790
Less haircut on marketable securities	
7.0% of 13,320 Mutual funds, haircut	933
Total reductions in net allowable assets	29,723
Net Allowable Capital	$ 208,350

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of $202,031 aggregate indebtedness or the minimum of $5,000)	
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	$ 13,469
Net capital in excess of requirement	$ 194,881

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 202,031
Ratio of Aggregate Indebtedness to Net Capital	0.97, to 1

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of April 30, 2019	$ 269,214
Increase in liabilities	(60,864)
Net Capital per Audit	$ 208,350

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Oak Tree Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Statement Rule 15c3-3 (k) (2) (i) and Exemption Statement Rule 15c3-3 (k)(2)(ii) for FYE April 30, 2019, in which (1) Oak Tree Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Oak Tree Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (exemption provisions) and (2) Oak Tree Securities, Inc. stated that Oak Tree Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended April 30, 2019, without exception. Oak Tree Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oak Tree Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
June 27, 2019

Oak Tree Securities, Inc.
4049 First Street, Suite 129
Livermore, CA 94551

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) and Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE April 30, 2019

Oak Tree Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17.C.F.R. 230.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17. C.F.R. 240.15c3-3(k)(2)(i) and 17. C.F.R. 240.15c3-3(k)(2)(ii)

The Company met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year ended April 30, 2019, without exception.

I, John Durden, swear and affirm that to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial Principal

Date: 6-28-19

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
of Oak Tree Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Oak Tree Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Oak Tree Securities, Inc. for the year ended April 30, 2019, solely to assist you and SIPC in evaluating Oak Tree Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Oak Tree Securities, Inc.'s management is responsible for Oak Tree Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended April 30, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
June 27, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 04-30-19

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-36138 FINRA APR 06/26/1986

OAK TREE SECURITIES INC
4049 FIRST ST STE 129
LIVERMORE, CA 94551

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Durden (925) 447-7660

2. A. General Assessment (item 2e from page 2) $ 1,825.48

B. Less payment made with SIPC-6 filed (exclude interest) 11-30-2018 (Date Paid) (469.58) (739.21)

C. Less prior overpayment applied COPY (1825.08) (2,294.66)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (738.31) 469.18

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $

H. Overpayment carried forward $(738.31) 469.18

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

COPY

OAK TREE SECURITIES INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINANCIAL PRINCIPAL
(Title)

Dated the 5TH day of JUNE, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 6/5/19 Postmarked JUN 10 2019 Received 6/14/19 Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 05-01-18
and ending 04-30-19

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,032,154
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	771,025
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	44,144
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	815,169
2d. SIPC Net Operating Revenues	$ 1,216,985
2e. General Assessment @ .0015	$ 1,825.48

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